ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated October 1, 2014

ETRACS HDLV

ETRACS launches new 2x leveraged monthly pay ETN designed to deliver significant income potential

ETRACS is pleased to announce a new exchange-traded product: the ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN (NYSE: HDLV). HDLV is linked to two times the performance of the Solactive US High Dividend Low Volatility Index (the “Index”).

HDLV profile

		More information Factsheet Product Supplement Pricing Supplement
Underlying Index:	Solactive US High Dividend Low Volatility Index	Contact
2x Index Yield*:	10.02%

Income Potential:	Variable monthly coupon linked to 2x the cash distributions, if any, of the Index constituents	Tel +1-877-387 2275 etracs@ubs.com

* This figure is equal to two times the Index Yield calculated as of September 24, 2014 by the sponsor of the Index, Solactive AG. Investors are not guaranteed any coupon or distribution amount under the ETN.

HDLV offers investors:

• Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.

• Monthly compounded 2x leveraged exposure to the Solactive US High Dividend Low Volatility Index, less investor fees.

• 2x exposure to an index comprised of publicly traded stocks with relatively high dividend yields and low historical volatility compared to other publicly traded stocks in the US market.

About the Solactive US High Dividend Low Volatility Index

The Index is calculated and distributed by Solactive AG and is intended to track the price movements of stocks which are publicly traded on US stock exchanges and fulfill certain minimum requirements in terms of liquidity and market capitalization. From this universe, the stocks with high expected yields and low historical volatility are selected. The Index was launched on September 18, 2014, and, therefore, has no performance history prior to that date.

Top 10 Index Constituents

Name	Ticker	% Weight
VERIZON COMMUNICATIONS INC	VZ	9.95%
AT&T INC	T	9.90%
PHILIP MORRIS INTERNATIONAL	PM	9.58%
ALTRIA GROUP INC	MO	7.36%
THE SOUTHERN CO	SO	4.86%
KINDER MORGAN INC	KMI	4.85%
DUKE ENERGY CORP	DUK	4.81%
CENTURYLINK INC	CTL	4.27%
PPL CORP	PPL	3.91%
HEALTH CARE REIT INC	HCN	3.32%

Source: Solactive AG, as of September 18, 2014

To find out more, click on the links to the right or email ETRACS with your questions.

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

www.etracs.com

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Intended for recipient only and not for further distribution without the consent of UBS.

The ETRACS Monthly Pay 2x Leveraged US High Dividend Low Volatility ETN is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index Price at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Issuer, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the ETRACS Monthly Pay 2x Leveraged US High Dividend Low Volatility ETN. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trade mark for the purpose of use in connection with the ETRACS Monthly Pay 2x Leveraged US High Dividend Low Volatility ETN constitutes a recommendation by Solactive AG to invest capital the ETRACS Monthly Pay 2x Leveraged US High Dividend Low Volatility ETN nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in the ETRACS Monthly Pay 2x Leveraged US High Dividend Low Volatility ETN.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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UBS Securities LLC, a subsidiary of UBS AG, 1285 Avenue of the Americas, New York, NY, 10019, United States. www.ubs.com/investmentbank